ENTERRA ENERGY TRUST
MESSAGE TO UNITHOLDERS

Dear Unitholders,

Enterra Energy Trust was able to deliver positive results during the second quarter of 2009.  We have further reduced our net debt and bank debt from the beginning of the year and the end of Q1 2009.  We’ve continued to demonstrate improved cost controls and enhanced operational efficiency, and our efforts to operate more effectively continue to pay off.  The second quarter of 2008 saw record high commodity prices with Enterra realizing an average price of $99.02 per barrel of oil and natural gas liquids (NGL) and $10.85 per mcf for natural gas.  This quarter the Trust had average sale prices of $48.76 per barrel of oil and NGL, and $3.43 per mcf of natural gas which adversely impacted revenue, funds from operations and netbacks when compared to Q2 2008.

Q2 2009 Highlights

•	Net debt was decreased 30% to $36.8 million at June 30, 2009 from $52.4 million at December 31, 2008 and decreased 6% from $39.1 million at March 31, 2009.

•	Total bank debt decreased 18% to $78.3 million at June 30, 2009 from $95.5 million at December 31, 2008 and decreased 2% from $80.0 million at March 31, 2009.

•
Production was essentially steady at 10,059 boe per day in Q2 2009 compared to 9,968 boe per day in Q1 2009.   Of the Q2 2009 production of 10,059 boe per day, 48 percent, or more than 4,800 bbl per day, was oil and NGL increasing over last year as a result of our new marketing contracts that recognize more value for the NGL in the production stream.

•
On July 28, 2009, Enterra acquired additional working interest in certain wells in the Oklahoma area from joint venture partners, other than Petroflow Energy Ltd.  The acquired working interest produced approximately 270 boe per day upon acquisition.

Enterra’s bank borrowing of $78.3 million represents approximately 71 percent of its current senior credit facility of $110.0 million.  Year over year, Enterra has a much improved balance sheet and management is confident that the Trust has adequate availability in its debt facility as well as working capital to maintain its flexibility and fulfill its business plan as uncertain economic conditions continue.

We believe there are opportunities for Enterra to acquire assets accretively despite, or indeed because of, continued weak economic performance and lower commodity prices than 2008.  We have continued to apply a proactive approach to identifying accretive and complementary acquisitions to augment our production and reserves bases over time.  But, having worked so hard to strengthen Enterra’s financial and operational position, we are not willing to compromise those efforts with acquisitions which will weaken the Trust’s financial position unduly.  As such, we are taking a careful and strategic approach as we consider acquisition opportunities.  At the end of July, we completed a small purchase with the acquisition of approximately 270 boe per day additional production at our Hunton play in Oklahoma.  This acquisition is in the form of a higher working interest acquired from our joint venture partners in the area on existing well bores and also allows for a higher working interest on further drilling on our land assets in the area going forward.  The Hunton area, which currently delivers more than 50 percent of Enterra’s production, remains an exciting focus area for the Trust, with solid economics and low finding and development costs.  As a result, we are very satisfied to have increased our working interest in the area.

In May 2009, the Trust implemented a Normal Course Issuer Bid for its convertible debentures, effective June 1, 2009 until May 31, 2010.  Should the Trust successfully acquire positions of its debentures through this process, these positions will be cancelled which will further reduce our debt obligations.

In late December 2008, Enterra announced that it had received notification regarding its "below criteria" status with respect to the continued listing requirements of the New York Stock Exchange (NYSE: ENT).  Enterra was required to submit a business plan directed at regaining compliance with both the US$1.00 average closing price and the minimum US$75.0 million market capitalization criteria.  This business plan was submitted by the Trust and the NYSE confirmed its acceptance in Q1 2009.  In June 2009, the NYSE notified Enterra that it was now in compliance with the minimum US$1.00 Unit Price Continued Listing Standard, and in fact, Enterra’s units traded above US$1.00 on the NYSE for the entire Q2 period.  The Trust has until May 2010 to achieve a minimum US$75.0 million market

Q2 2009

ENTERRA ENERGY TRUST
MESSAGE TO UNITHOLDERS

capitalization.  The current market capitalization has been above this standard since the start of Q2 2009, but must remain above this level for two consecutive quarters before the NYSE can confirm compliance.

Operationally, Enterra’s production averaged 10,059 boe per day for the quarter, representing a slight increase from the 9,968 boe per day average production recorded in Q1 2009.  Oil and NGL production increased by more than 600 bbl per day to 4,824 bbl per day or approximately 48 percent of production, a production weighted increase of six percent over Q1 2009.  This increase is the result of Enterra’s new marketing contracts in Oklahoma that recognize more value for the natural gas liquids in the production stream.  Enterra now has almost equally balanced oil/NGL and natural gas production, and this represents higher proportionate oil and NGL production than the Trust’s peer group.  We are committed to this relatively equal production balance and consider it an important differentiating factor for Enterra’s unitholders.  Subsequent to the end of the quarter, approximately 500 boe per day of natural gas production in the Ricinus area was shut in due to the area being economically unviable in the current low gas price environment.

Our balanced production profile continues to protect our cash flow to a point, however, our funds from operations for the quarter dropped to $8.6 million or $0.14 per unit.  This represents a reduction in funds flow from operations with Q2 2008 to approximately one quarter of the Q2 2008 level of $31.6 million and can be attributed to much lower realized average commodity prices in Q2 2009.  We have been actively monitoring commodity prices and we were able to add some oil and natural gas economic hedges to reduce commodity price risk for Q4 2009 and throughout 2010 at $85.00 per bbl and US$6.25 per mmbtu, respectively.

Natural gas prices were weak throughout the quarter, and remain low into the early part of Q3 2009.  But oil prices remained relatively steady, compared with the tremendous market volatility experienced during the last half of 2008 and early months of 2009 with late July prices in the mid-US$60s range.  Going forward, very low natural gas prices are expected to continue in North America for some time as storage levels sit at record highs, summer weather remains unseasonably cool, the market continues to deal with substantial increases in supply from new unconventional sources of natural gas in the USA, and industrial activity remains subdued.  Our approach of challenging ourselves to make the most of every dollar we spend has not changed.  We are unwilling to invest in those operating areas where we are unable to produce oil and natural gas economically.  Our development programs remain relatively modest to deal with reduced cash flow, and to avoid taking on additional debt.  Although we have curtailed our drilling program due to low commodity prices, we have been able to replace a significant portion of reserves produced during the first half of the year through the recent acquisition and we continue to look to acquire additional reserves in the remainder of 2009.

Despite continued economic and commodity pricing challenges, Enterra has the flexibility to exploit the opportunities presented by difficult markets.  With our commitment to fiscal responsibility and prudent operations during Q2 2009, we continued to consolidate our finances and also increased production.  Our team’s commitment and accountability to our business plan and corporate goals are important elements in our recent corporate success.  I acknowledge our employees for their persistence in the execution of our business plan in challenging economic times and appreciate the continued support from our experienced board of directors.  And, finalIy, I’d like to thank Enterra’s unitholders for their continued investment in Enterra and patience with a challenging commodity pricing environment, volatile capital markets and difficult economic conditions.

Sincerely,

Don Klapko

President & Chief Executive Officer

August 14, 2009

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

INTRODUCTION:  The following is Management’s Discussion and Analysis (“MD&A”) of Enterra Energy Trust (“the Trust” or “Enterra”) for the six-month period ended June 30, 2009.  This MD&A should be read in conjunction with the MD&A and consolidated financial statements, together with the accompanying notes, of the Trust for the years ended December 31, 2008 and 2007, as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Trust for the six-month period ended June 30, 2009.  All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated.  This commentary is based on information available to, and is dated, August 14, 2009.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON-GAAP TERMS:  This document contains the terms “funds from operations”, “working capital” and “cash flow netback”, which are non-GAAP terms.  The Trust uses these measures to help evaluate its performance.  The Trust considers funds from operations a key measure for the ability of the Trust to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with GAAP as an indicator of performance.  The Trust considers cash flow netback a key measure for the ability of the Trust to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net income or net loss as determined in accordance with GAAP as an indicator of performance. Funds from operations, working capital and cash flow netback, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation of funds from operations to cash provided by operating activities and of cash flow netback to net income or net loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as net debt and operating netbacks which are not recognized measures under GAAP.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance.  Enterra’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable measures used by other trusts or companies.

FORWARD-LOOKING STATEMENTS:  Certain information contained herein may contain forward-looking statements including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, distributions and method of funding thereof, proportion of distributions anticipated to be taxable and non-taxable, anticipated borrowing base under credit facility, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Trust, are intended to identify forward-looking statements.  The Trust has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Trust believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Enterra’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Trust.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Trust operates; the timely receipt of any required regulatory approvals; the ability of the Trust to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Trust to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Trust operates; and the ability of the Trust to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Enterra’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Enterra’s website (www.enterraenergy.com).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  Other sections of this MD&A may include additional factors that could adversely affect the business and financial performance.  The Trust operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Trust assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Trust cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, the Trust cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

CORPORATE PROFILE

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the New York Stock Exchange (ENT) and Enterra’s trust units and convertible debentures are listed on the Toronto Stock Exchange (ENT.UN, ENT.DB and ENT.DB.A).

The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55% natural gas and 45% crude oil and natural gas liquids (“NGL”).  For 2009, production is expected to be approximately 47% oil and NGL and 53% natural gas.

With recent commodity price declines management is evaluating the best use of cash flows and adjusting capital spending, debt reduction plans and other objectives as necessary to ensure sufficient cash is available to manage through these uncertain times.  Management expects oil prices to continue to recover during the last half of 2009 but natural gas prices continue to remain very weak and may not recover until 2010.  Enterra has made plans to manage through this period of economic uncertainty.
	Three months ended June 30			Six months ended June 30			Year ended Dec. 31
Q2 2009 Financial and Operations Summary (in thousands except for volumes, percentages and per unit and boe amounts)	2009	2008	Change	2009	2008	Change	2008
FINANCIAL
Revenue before mark-to-market adjustment (1)	31,208	71,004	(56%)	73,097	131,319	(44%)	255,268
Funds from operations (1)	8,561	31,588	(73%)	26,476	55,844	(53%)	107,345
Per unit – basic (2) ($)	0.14	0.51		0.43	0.91		1.74
Per unit – diluted (2) ($)	0.14	0.51		0.43	0.91		1.70
Net income (loss)	(14,383)	(11,855)		(22,881)	(13,762)		7,061
Per unit – basic (2) ($)	(0.23)	(0.19)		(0.37)	(0.22)		0.11
Per unit – diluted (2) ($)	(0.23)	(0.19)		(0.37)	(0.22)		0.11
Total assets	508,588	572,738		508,588	572,738		587,018
Net debt (3)	36,784	78,822		36,784	78,822		52,389
Convertible debentures	114,315	112,529		114,315	112,529		113,420
Unitholders’ equity	259,595	216,456		259,595	216,456		294,416
SHARES AND UNITS OUTSTANDING
Weighted average units outstanding – basic (2) (000s)	62,280	61,480		62,209	61,458		61,661
Weighted average units outstanding – diluted (2) (000s)	62,280	61,480		62,209	61,458		63,012
Units outstanding at period end (2) (000s)	62,525	61,552		62,525	61,552		62,159
OPERATIONS
Average daily production
Oil and NGL (bbls per day)	4,824	3,688	31%	4,519	3,855	17%	3,756
Gas (mcf per day)	31,407	38,465	(18%)	32,972	39,846	(17%)	39,162
Total (boe per day)	10,059	10,099	0%	10,014	10,496	5%	10,283
Exit production
Oil and NGL (bbls per day)	5,138	3,665	40%	5,138	3,665	40%	4,250
Gas (mcf per day)	29,232	37,269	(22%)	29,232	37,269	(22%)	33,321
Total (boe per day)	10,010	9,877	1%	10,010	9,877	1%	9,804
Average sales price
Oil and NGL ($ per bbl)	48.76	99.02	(51%)	48.80	88.26	(45%)	92.05
Gas ($ per mcf)	3.43	10.85	(68%)	5.56	9.57	(42%)	8.98
Cash flow netback (1) ($ per boe)
Revenue (4)	34.09	77.48	(56%)	40.33	68.74	(41%)	67.83
Royalties	5.92	18.72	(68%)	6.58	15.87	(59%)	15.50
Production expenses	12.19	12.87	(5%)	12.34	13.23	(7%)	14.80
Transportation expenses	0.78	1.15	(32%)	0.71	0.93	(24%)	0.66
Operating netback	15.20	44.74	(66%)	20.70	38.71	(47%)	36.87
General and administrative	3.61	5.12	(29%)	3.80	4.87	(22%)	4.21
Cash interest expense	2.24	4.84	(54%)	2.29	4.48	(49%)	4.04
Other cash costs	-	0.52	(100%)	-	0.13	(100%)	0.10
Cash flow netback	9.35	34.37	(73%)	14.61	29.23	(50%)	28.52
(1)	Revenues before mark-to-market adjustment, funds from operations and cash flow netback are non-GAAP financial measures. Please refer to “Revenues” and “Non-GAAP Financial Measures”.
(2)	See note 7 in Notes to Financial Statements.
(3)	Net debt is a non-GAAP term and includes total bank debt, long-term receivables, current assets and current liabilities (excluding commodity contracts and future income taxes).
(4)	Price received excludes unrealized mark-to-market gain or loss.

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per unit amounts)

	2009		2008				2007
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues before mark-to-market adjustment	31,208	41,889	55,923	68,026	71,004	60,315	53,048	57,677
Funds from operations	8,561	17,915	23,636	27,865	31,588	24,256	12,454	21,592
Income (loss) before taxes	(23,823)	(12,864)	13,497	24,218	(16,366)	(9,457)	(55,618)	(41,227)
Net income (loss)	(14,383)	(8,498)	5,907	14,916	(11,855)	(1,907)	(39,483)	(47,681)
Net income (loss) per unit basic ($)	(0.23)	(0.14)	0.10	0.24	(0.19)	(0.03)	(0.64)	(0.78)
Net income (loss) per unit diluted ($)	(0.23)	(0.14)	0.09	0.23	(0.19)	(0.03)	(0.64)	(0.78)
Distributions declared per unit (US$)	-	-	-	-	-	-	-	0.12

The net losses in Q2 2009 and Q1 2009 are mainly due to the decrease in commodity prices for oil and natural gas.  The loss in Q2 2008 was mainly due to the unrealized loss on the commodity contracts as a result of the high commodity prices which subsequently reversed during the second half of 2008 resulting in an increase in net income for Q3 2008 and Q4 2008.  The net losses in Q4 2007 and Q3 2007 were due to ceiling test and goodwill impairment losses that were recorded in the periods.  Enterra’s revenue and income, like others in the oil and gas industry, are driven by the prices of oil and natural gas.

OVERALL PERFORMANCE

Enterra has made additional progress in reducing bank indebtedness during the quarter to $78.3 million as at June 30, 2009 compared to $95.5 million at the beginning of the year through prudent management of capital expenditures and other expenses.  In June 2009, the Trust’s Bank Syndicate completed a mid-year borrowing base review and adjusted the borrowing base to $110.0 million.  The maturity date of the revolving and operating credit facilities is June 25, 2010 and should the lenders decide not to renew the facility, the debt must be repaid on June 25, 2011.  The second-lien facility was undrawn and was cancelled in June 2009 at Enterra’s option.  The current credit facility, in addition to the funds generated from operations provides Enterra with sufficient flexibility to continue with its stated objective of conservative capital reinvestment.

Average production in Q2 2009 of 10,059 boe per day remained relatively flat compared to Q2 2008 of 10,099 boe per day.  The natural decline rates for Enterra’s wells and sale of properties which closed during the first half of 2008 were offset by the additional wells drilled during the last year, new contractual recognition of NGL in our Oklahoma production streams and an increased focus on production optimization.  Enterra exited the quarter with sales volumes of approximately 10,010 boe per day.

Overall, oil prices received in Q2 2009 decreased 51% to $48.76 per barrel from $99.02 per barrel in Q2 2008.  Gas prices received in Q2 2009 decreased 68% to $3.43 per mcf from $10.85 per mcf in Q2 2008.  Production expenses, excluding non-cash expenses, in Q2 2009 decreased 5% to $12.19 per boe compared to $12.87 per boe in Q2 2008.

G&A expenses in Q2 2009 decreased 29% to $3.61 per boe from $5.12 per boe in Q2 2008.  Interest expenses decreased 50% to $2.5 million in Q2 2009 compared to $5.1 million in Q2 2008 due to the combined effect of lower average borrowings on bank facilities and the decline in interest rates.

The overall impact was that funds from operations in Q2 2009 decreased by 73% to $8.6 million from $31.6 million in Q2 2008 and decreased 52% from $17.9 million in Q1 2009.  The net loss for the three months ended June 30, 2009 was $14.4 million compared to a loss of $11.9 million from Q2 2008.

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

SALES VOLUMES

Production
	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change
Daily sales volumes – average
Oil & NGL (bbls per day)	4,824	3,688	31%	4,519	3,855	17%
Natural gas (mcf per day)	31,407	38,465	(18%)	32,972	39,846	(17%)
Total (boe per day)	10,059	10,099	0%	10,014	10,496	(5%)

Daily sales volumes – exit rate
Oil & NGL (bbls per day)	5,138	3,665	40%	5,138	3,665	40%
Natural gas (mcf per day)	29,232	37,269	(22%)	29,232	37,269	(22%)
Total (boe per day)	10,010	9,877	1%	10,010	9,877	1%

Sales volumes mix by product
Oil & NGL	48%	37%		45%	37%
Natural gas	52%	63%		55%	63%
	100%	100%		100%	100%

Average production for the six months ended June 30, 2009 was 10,014 boe per day which is a decrease of 5% compared to 10,496 boe per day during the same period in 2008.  The decrease is mainly due to the asset disposition program in the first half of 2008.

Average production for Q2 2009 remained relatively flat at 10,059 boe per day compared to 10,099 boe per day in Q2 2008.  Q2 2009 production was also relatively flat compared to Q1 2009 production of 9,968 boe per day.

Average production during Q2 2009 consisted of 4,824 boe per day of oil and NGL and 31,407 mcf per day of natural gas, resulting in a mix of 48% oil and NGL and 52% natural gas.  Enterra exited Q2 2009 with production of 10,010 boe per day.  As a result of renegotiated marketing contracts for a portion of the U.S. natural gas production under which Enterra receives a direct portion of the natural gas liquids extracted from the gas stream, the 2009 production mix is expected to be about 47% oil and natural gas liquids and 53% natural gas.

In Q2 2009, Enterra drilled 1 well in Canada which resulted in a dry hole that was abandoned.  For the six months ended June 30, 2009, Enterra drilled 3 (0.7 net) gas wells, 1 (1.0 net) salt water disposal well and 1 (1.0 net) dry hole.  All 3 gas wells, except the salt water disposal well, in Oklahoma were drilled by a joint venture partner under an area farmout agreement that resulted in the joint venture partner paying 100% of the drilling and completion costs in exchange for 70% working interest.

On July 28, 2009, Enterra closed the purchase of the working interest from some of its partners, other than Petroflow Energy Ltd., in the Oklahoma area for production of approximately 270 boe per day.

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Production by Geographic Area
	Three months ended June 30, 2009		Six months ended June 30, 2009
	Canada	U.S.	Canada	U.S.
Daily sales volumes – average
Oil & NGL (bbls per day)	2,402	2,422	2,552	1,966
Natural gas (mcf per day)	13,506	17,901	13,366	19,606
Total (boe per day)	4,653	5,406	4,780	5,234

Daily sales volumes - exit rate
Oil & NGL (bbls per day)	2,472	2,666	2,472	2,666
Natural gas (mcf per day)	13,032	16,200	13,032	16,200
Total (boe per day)	4,644	5,366	4,644	5,366

Sales volumes mix by product
Oil & NGL	52%	45%	53%	38%
Natural gas	48%	55%	47%	62%
	100%	100%	100%	100%

Canadian Operations

For the six months ended June 30, 2009, production in Canada of 4,780 boe per day was down 18% compared to 5,836 boe per day during the same period in 2008.  The decrease is due to the asset disposition program during the first half of 2008.

For the three months ended June 30, 2009, production in Canada of 4,653 boe per day was down 14% compared to Q2 2008 production of 5,389 boe per day due to the asset disposition program in the first half of 2008.  Q2 2009 production decreased 5% from Q1 2009 production of 4,909 boe per day due to normal production declines and a number of wells that required workovers were not repaired due to low commodity prices.  In July 2009, approximately 500 boe per day of natural gas production in the Ricinus area was shut in due to the area being economically unviable in the current low gas price environment.

U.S. Operations

For the six months ended June 30, 2009, production in the United States of 5,234 boe per day was up 12% compared to 4,660 boe per day during the same period in 2008.  The increase is due to the additional wells drilled during the past year and the effect of new marketing contracts for NGL.

For the three months ended June 30, 2009, production in the United States of 5,406 boe per day was 15% higher compared to Q2 2008 production of 4,710 boe per day due to the addition of a third rig in mid-2008 in combination with exceptional well results, contributed to the strong production performance.  Q2 2009 production was 7% higher than Q1 2009 production of 5,059 boe per day due to additional wells drilled during the quarter, the inclining production usually experienced by Hunton wells during the first 12 months of production and the effect of new marketing contracts for NGL.

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

COMMODITY PRICING

Pricing Benchmarks
	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change
WTI (US$ per bbl)	59.62	123.98	(52%)	51.35	110.94	(54%)
Average exchange rate: Cdn$ to US$1.00	1.17	1.01	16%	1.21	1.01	20%
WTI (Cdn$ per bbl)	69.75	125.22	(44%)	61.58	111.56	(44%)
AECO daily index (Cdn$ per GJ)	3.27	9.68	(66%)	3.96	8.58	(54%)
NYMEX (US$ per mmbtu)	3.60	10.80	(67%)	4.23	9.44	(55%)

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The price of natural gas in the United States is benchmarked on the New York Mercantile Exchange (“NYMEX”) and expressed in U.S. dollars per million British Thermal Units (“mmbtu”).  In Western Canada the benchmark is the price at the AECO hub (a storage and pricing hub for Canadian natural gas market) and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Enterra expresses its realized prices for oil and gas in Canadian dollars.

Benchmark oil prices for Q2 2009 decreased 52% to an average of US$59.62 per bbl WTI from US$123.98 per bbl WTI in Q2 2008 but the price decrease was off-set by the weakening of the Canadian dollar which averaged Cdn$1.17 per U.S. dollar during Q2 2009 compared to Cdn$1.01 per U.S. dollar during Q2 2008.

Benchmark natural gas prices for Q2 2009 on the NYMEX decreased to an average of US$3.60 per mmbtu from US$10.80 per mmbtu in Q2 2008.  In Canada, AECO pricing also decreased averaging $3.27 per GJ during Q2 2009 compared to $9.68 during Q2 2008.

Average Commodity Prices Received
	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change
Oil (1) (Cdn$ per bbl)	46.12	113.36	(59%)	43.38	98.36	(55%)
Natural gas (Cdn$ per mcf)	3.02	11.14	(73%)	3.94	9.56	(59%)
Oil commodity contract settlements (Cdn$ per bbl)	2.64	(14.34)	(118%)	5.42	(10.09)	(154%)
Natural gas commodity contract settlements (Cdn$ per mcf)	0.41	(0.29)	(241%)	1.62	-	100%
Combined oil (1) (Cdn$ per bbl)	48.76	99.02	(51%)	48.80	88.26	(45%)
Combined natural gas (Cdn$ per mcf)	3.43	10.85	(68%)	5.56	9.57	(42%)
Total (2) (Cdn$ per boe)	34.09	77.48	(56%)	40.33	68.74	(41%)
(1)	Includes NGL and sulphur revenue.
(2)	Price received excludes unrealized mark-to-market gain or loss.

For the six months ended June 30, 2009, the average price received for oil by Enterra, net of commodity contract settlements, decreased 45% to $48.80 per bbl from $88.26 per bbl during the same period in 2008.  The average price received for natural gas for the six months ended June 30, 2009, net of commodity contract settlements, decreased 42% to $5.56 per mcf from $9.57 per mcf during the same period in 2008.

For the three months ended June 30, 2009, the average price received for oil by Enterra, net of commodity contract settlements, decreased 51% to $48.76 per bbl from $99.02 per bbl in Q2 2008.  The Q2 2009 average price received for natural gas, net of commodity contract settlements, decreased 68% to $3.43 per mcf from $10.85 per mcf in Q2 2008.

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

REVENUES
Revenues (in thousands of Canadian dollars except for percentages)
	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change
Oil and NGL	21,405	33,230	(36%)	39,908	61,937	(36%)
Natural gas	9,803	37,774	(74%)	33,189	69,382	(52%)
Revenue before mark-to-market adjustments (1)	31,208	71,004	(56%)	73,097	131,319	(44%)
Unrealized mark-to-market loss on commodity contracts	(7,696)	(21,517)	(64%)	(12,719)	(28,329)	(55%)
Oil and natural gas revenues	23,512	49,487	(52%)	60,378	102,990	(41%)
(1)            Non–GAAP measure.

Revenues by Geographic Area (in thousands of Canadian dollars)
	Three months ended June 30, 2009		Six months ended June 30, 2009
	Canada	U.S.	Canada	U.S.
Oil and NGL	13,686	7,719	27,031	12,877
Natural gas	4,843	4,960	11,755	21,434
Revenue before mark-to-market adjustments (1)	18,529	12,679	38,786	34,311
Unrealized mark-to-market loss on commodity contracts	(7,501)	(195)	(12,524)	(195)
Oil and natural gas revenues	11,028	12,484	26,262	34,116
(1)	Non–GAAP measure.

For the six month period ended June 30, 2009, natural gas revenues decreased 52% to $33.2 million from $69.4 million during the same period in 2008 which was the result of a 42% decrease in the sales price of natural gas received and a 17% decrease in production volumes when compared to the same period in 2008.  Oil and NGL revenues for the six month period ended June 30, 2009, decreased 36% to $39.9 million from $61.9 million which was the result of a 45% decrease in the sales price for oil and NGL received offset by a 17% increase in production volumes when compared the same period in 2008.

For the three month period ended June 30, 2009, natural gas revenues decreased 74% from Q2 2008 to $9.8 million which was the result of a 68% decrease in the sales price of natural gas received and an 18% decrease in production volumes when compared to Q2 2008.  Oil and NGL revenues for Q2 2009 decreased 36% from Q2 2008 to $21.4 million which was the result of a 51% decrease in the sales price for oil and NGL received offset by a 31% increase in production volumes when compared to Q2 2008.

For the six month period ended June 30, 2009, unrealized mark-to-market loss on commodity contracts decreased to $12.7 million compared to a loss of $28.3 million during the same period in 2008.  The unrealized mark-to-market loss on commodity contracts was a result of the expiration of several commodity contracts during Q1 2009 that were in place at the beginning of the year and the increase in the price for oil.  During the six month period ended June 30, 2009, the actual realized gain for commodity price contracts was $14.1 million compared to a loss of $7.1 million during the same period in 2008.

For the three month period ended June 30, 2009, unrealized mark-to-market loss on commodity contracts decreased to $7.7 million compared to a loss of $21.5 million during the same period in 2008.  The Q2 2009 unrealized mark-to-market loss on commodity contracts was due to the increase in the price for oil.  During Q2 2009, the actual realized gain for commodity price contracts was $2.3 million compared to a loss of $5.8 million in Q2 2008.

COMMODITY CONTRACTS

The Trust has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of the Trust’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements.  By doing this the Trust seeks to provide a measure of stability and predictability of cash inflows.

The mark-to-market value of the commodity contracts is determined based on the quoted market price as at June 30, 2009 that was obtained from the counterparty to the economic hedge.  Enterra then evaluates the reasonability of this price in comparison to the value of other commodity contracts it currently owns as well as recently quoted prices received from other counterparties for various commodity contracts.  The Trust deals with several counterparties to diversify the risks associated with having all commodity contracts with only one counterparty.  The credit worthiness of each counterparty is assessed at the time of purchase of each financial instrument and is regularly assessed based on any new information regarding the counterparty.  The current commodity contracts held by Enterra all mature during 2009 and 2010 and based on Enterra’s assessment the counterparties are believed to be creditworthy.

At June 30, 2009, the following financial derivatives and fixed price contracts were outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	5.01 (US$/mmbtu)	3,000 mmbtu	April 1, 2009 – October 31, 2009
Fixed	Gas	5.015 ($/GJ)	2,000 GJ	April 1, 2009 – October 31, 2009
Fixed Basis Differential (1)	Gas	Differential Fixed @ $1.08 US$/mmbtu	3,000 mmbtu	April 1, 2009 – October 31, 2009
Fixed Basis Differential (1)	Gas	Differential Fixed @ $1.10 US$/mmbtu	3,000 mmbtu	April 1, 2009 – December 31, 2009
Fixed	Gas	4.50 ($/GJ)	2,000 GJ	April 1, 2009 – December 31, 2009
Fixed	Gas	4.6725 (US$/mmbtu)	3,000 mmbtu	April 1, 2009 – December 31, 2009
Fixed	Gas	6.25 (US$/mmbtu)	5,000 mmbtu	November 1, 2009 – December 31, 2010
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.615 US$/mmbtu	5,000 mmbtu	November 1, 2009 – December 31, 2010

Floor	Oil	72.00 (US$/bbl)	1,000 bbl	January 1, 2009 – December 31, 2009
Fixed	Oil	50.35 (US$/bbl)	200 bbl	July 1, 2009 – September 30, 2009
Fixed	Oil	65.00 ($/bbl)	300 bbl	July 1, 2009 – September 30, 2009
Sold Call	Oil	91.50 (US$/bbl)	500 bbl	July 1, 2009 – December 31, 2009
Fixed	Oil	85.00 ($/bbl)	500 bbl	October 1, 2009 – December 31, 2010
(1)	NYMEX / Southern Star (Oklahoma) 2009 basis differential.

Enterra had the following physical contracts outstanding as at June 30, 2009:

Fixed purchase	Power (Alberta)	62.90 (Cdn$/Mwh)	72 Mwh	July 1, 2007 – December 31, 2009

As at June 30, 2009 the above commodity contracts had a net mark-to-market asset position of $1.1 million which decreased $13.2 million from the December 31, 2008 balance of $14.3 million.  This change relates primarily to the expiration of several gas commodity contracts and the increase in the price for oil.

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

ROYALTIES
Royalties include crown, freehold and overriding royalties, production taxes and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received for the sales. Overall, royalties decreased in Q2 2009 compared to Q2 2008 due to lower commodity prices and changes in the Alberta royalty regime.  Under Alberta’s new royalty regime the oil crown royalty is more dependent on price and production volumes and as a result the royalty as a percentage of revenue has decreased.  As a percentage of revenue before mark-to-market adjustments, royalties were 17% for Q2 2009 and 24% for Q2 2008.

Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change
Royalties	5,423	17,200	(68%)	11,924	30,304	(61%)
As a percentage of revenues	17%	24%		16%	23%
Royalties per boe ($)	$5.92	$18.72	(68%)	$6.58	$15.87	(59%)

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30, 2009		Six months ended June 30, 2009
	Canada	U.S.	Canada	U.S.
Royalties	2,644	2,779	5,802	6,122
As a percentage of revenues	14%	22%	15%	18%
Royalties per boe ($)	6.24	5.65	6.71	6.46

In late October 2007, the Alberta provincial government announced a new oil and gas royalty regime to take effect January 1, 2009.  Enterra now incorporates the new royalty scheme into its Alberta-based economic analysis prior to pursuing opportunities in the province.  During the six and three month periods ended June 30, 2009, approximately 26% and 25%, respectively, of the Trust’s production came from Alberta.

During the six month period ended June 30, 2009, royalties decreased 61% to $11.9 million from $30.3 million from the same period in 2008 primarily as a result of the lower prices received for oil and natural gas and the new oil and gas royalty regime in Alberta.

During the three month period ended June 30, 2009, royalties decreased 68% to $5.4 million from $17.2 million in Q2 2008 primarily as a result of the lower prices received for oil and natural gas during the course of the quarter.  Q2 2009 royalties decreased 17% compared to Q1 2009 royalties of $6.5 million also due to lower natural gas prices.

PRODUCTION EXPENSE

Production Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change
Production expense	11,146	11,723	(5%)	22,858	24,916	(8%)
Non-cash gain (loss) from power contracts	16	112	(86%)	(488)	358	(236%)
Cash production costs	11,162	11,835	(6%)	22,370	25,274	(11%)
Production expense per boe ($)	12.17	12.76	(5%)	12.61	13.04	(3%)
Non-cash gain (loss) from power contracts per boe ($)	0.02	0.11	(82%)	(0.27)	0.19	(242%)
Cash production costs per boe ($)	12.19	12.87	(5%)	12.34	13.23	(7%)

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

For the six months ended June 30, 2009, cash production costs decreased 7% to $12.34 per boe compared to $13.23 per boe for the same period in 2008.  The decrease in costs is primarily a result of our continued focus on cost management coupled with a general reduction in overall service and supply costs.

For the three months ended June 30, 2009, cash production costs decreased 5% to $12.19 per boe compared to $12.87 per boe in Q2 2008 and decreased 2% compared to $12.50 per boe in Q1 2009.

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended June 30, 2009		Six months ended June 30, 2009
	Canada	U.S.	Canada	U.S.
Cash production costs	7,021	4,141	13,874	8,496
Cash production costs per boe ($)	16.58	8.41	16.04	8.97

Canadian Operations

In Canada for the six months ended June 30, 2009, cash production costs decreased by 16% to $13.9 million from $16.2 million during the same period in 2008 and on a per boe basis they increased by 5% to $16.04 per boe versus $15.30 per boe during the same period in 2008.  The increase in production expenses per boe is due to an 18% loss in production from the same period during 2008 as a result of property sales in 2008.  There were also additional costs incurred to replace a pipeline that had ruptured and the overall cost of this project is expected to be $1.0 million which was undertaken.

In addition, Q2 2009 cash production costs decreased by 1% to $7.0 million from $7.1 million in Q2 2008 on an overall cost basis and on a per boe basis they increased by 14% to $16.58 per boe versus $14.54 per boe in Q2 2008.  The increase in production expenses per boe from Q2 2008 is due to a 14% loss in production from Q2 2008 as a result of property sales in 2008 and additional costs related to an ongoing pipeline clean-up and repair.  Q2 2009 production costs per boe increased by 7% compared to Q1 2009 of $15.51 due to additional costs related to an ongoing pipeline clean-up and repair that added $1.40 per boe for the quarter.

U.S. Operations

In the U.S. for the six months ended June 30, 2009, cash production costs decreased by 6% to $8.5 million from $9.0 million during the same period in 2008 and on a per boe basis they decreased by 16% to $8.97 per boe versus $10.64 per boe during the same period in 2008.  The decrease in production expenses per boe from 2008 is due to fewer workovers performed in the lower price environment and less weather-related disruptions than in the same period in 2008.

In addition, Q2 2009 cash production costs decreased by 16% to $4.1 million from $4.9 million in Q2 2008 on an overall cost basis, but on a per boe basis they decreased by 26% to $8.41 per boe versus $11.44 per boe in Q2 2008.  The decrease in production expenses per boe from Q2 2008 is due to fewer workovers performed in the lower price environment.  Q2 2009 production costs per boe decreased by 12% compared to Q1 2009 production of $9.56 due to a fewer workovers performed.

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.

Transportation Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change
Transportation expense	710	1,056	(33%)	1,291	1,773	(27%)
Transportation expense per boe ($)	0.78	1.15	(32%)	0.71	0.93	(24%)

For the six months ended June 30, 2009, transportation costs decreased 24% to $0.71 per boe from $0.93 per boe from the same period in 2008.  Transportation expense has varied primarily due to changing industry costs over time.

For the three months ended June 30, 2009, transportation costs decreased 32% to $0.78 per boe from $1.15 per boe in Q2 2008.  Q2 2009 transportation expenses per boe increased 20% compared to $0.65 in Q1 2008.  Transportation expense has varied primarily due to changing industry costs over time.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) decreased by 30% in Q2 2009 compared to Q2 2008 on a total dollar basis and decreased by 29% on a per boe basis.

General and Administrative Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change
Gross G&A expense	4,731	6,151	(23%)	9,919	11,105	(11%)
Capitalized	(341)	(772)	(56%)	(883)	(772)	14%
Recoveries	(1,086)	(672)	62%	(2,150)	(1,025)	110%
G&A expense	3,304	4,707	(30%)	6,886	9,308	(26%)
G&A expense per boe ($)	3.61	5.12	(29%)	3.80	4.87	(22%)

For the six months ended June 30, 2009, G&A costs were $3.80 per boe compared to $4.87 per boe during the same period in 2008.  The decrease in G&A is primarily due to the implementation of cost reduction plans.

For the three months ended June 30, 2009, G&A costs were $3.61 per boe compared to $5.12 per boe in Q2 2008, a 29% decrease primarily due to the implementation of cost reduction plans.

INTEREST EXPENSE

Interest expense for Q2 2009 was $2.5 million which was comprised of interest on bank indebtedness of $0.4 million and interest on convertible debentures of $2.9 million less interest income of $0.8 million.

Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change
Cash interest expense on bank indebtedness and note payable	419	2,535	(83%)	988	4,861	(80%)
Cash interest expense on convertible debentures	2,463	2,445	1%	4,861	4,863	0%
Cash interest income	(834)	(537)	55%	(1,698)	(1,160)	46%
Subtotal cash interest expense	2,048	4,443	(54%)	4,151	8,564	(52%)
Non-cash interest expense on bank indebtedness and note payable	-	216	(100%)	-	543	(100%)
Non-cash interest expense on convertible debentures	472	424	11%	897	837	7%
Total interest expense	2,520	5,083	(50%)	5,048	9,944	(49%)
Cash interest expense per boe on bank indebtedness and note payable ($)	0.46	2.76	(83%)	0.55	2.54	(78%)
Cash interest expense per boe on convertible debentures ($)	2.69	2.66	1%	2.68	2.55	5%
Cash interest income per boe ($)	(0.91)	(0.58)	57%	(0.94)	(0.61)	54%
Total cash interest expense per boe ($)	2.24	4.84	(54%)	2.29	4.48	(49%)

For the six months ended June 30, 2009, interest expense on bank indebtedness decreased 82% to $1.0 million from $5.4 million in the same period in 2008 due to lower debt levels, declining Bank of Canada interest rates and lower interest rates that were negotiated under the June 25, 2008 revised credit facility agreement.

For the three months ended June 30, 2009, interest expense on bank indebtedness decreased 85% to $0.4 million compared to $2.8 million in Q2 2008 due to lower debt levels, declining Bank of Canada interest rates and lower interest rates that were negotiated under the June 25, 2008 revised credit facility agreement.

Enterra’s bank indebtedness balance at June 30, 2009 was $78.3 million compared to $95.5 million at the end of 2008.  Interest expense on bank indebtedness for Q2 2009, decreased by $2.3 million compared to Q2 2008 and by $0.2 million from Q1 2009.  The average interest rate on bank indebtedness for the six and three months ended June 30, 2009 was 2.4% and 2.0%, respectively, and the rate as of August 14, 2009 is approximately 4.7%.

The interest expense on convertible debentures for the six and three months ended June 30, 2009 was comparable to the same periods in 2008.

Interest income for the six months ended June 30, 2009 increased to $1.7 million from $1.2 million for the same period in 2008.  Interest income for Q2 2009 increased to $0.8 million from $0.5 million in Q2 2008 and stayed relatively flat compared to Q1 2009.  The increases for the six and three month period ended June 30, 2009 compared to the same periods in 2008 are due to the increased average balance of long-term receivables during the periods.

UNIT-BASED COMPENSATION EXPENSE

Unit-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change
Gross unit-based compensation expense	1,048	723	45%	2,296	2,172	6%
Capitalized	(74)	(193)	(62%)	(147)	(193)	(24%)
Unit-based compensation expense	974	530	84%	2,149	1,979	9%
Unit-based compensation expense per boe ($)	1.06	0.58	83%	1.19	1.04	14%

For the six months ended June 30, 2009, non-cash unit-based compensation expense was $2.1 million compared to $2.0 million for the same period in 2008.

For the three months ended June 30, 2009, non-cash unit-based compensation expense was $1.0 million compared to $0.5 million in Q2 2008 and $1.2 million in Q1 2009.  The Q2 2008 non-cash unit-based compensation expense reflects the revised forfeiture rate for the six month period ending June 30, 2008.

DEPLETION, DEPRECIATION AND ACCRETION (“DD&A”)

Depletion, Depreciation and Accretion (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change
DD&A	23,390	24,537	(5%)	47,031	49,392	(5%)
DD&A per boe ($)	25.55	26.70	(4%)	25.95	25.86	0%

For the six months ended June 30, 2009, DD&A expenses decreased 5% to $47.0 million compared to $49.4 million in the same period in 2008.

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended June 30, 2009, DD&A expenses decreased by 5% to $23.4 million compared to $24.5 million in Q2 2008 and decreased by 1% from $23.6 million in Q1 2009.  The decrease in DD&A expenses in Q2 2009 compared to Q2 2008 is caused by the reduced property, plant and equipment amounts primarily as a result of asset dispositions in the first half of 2008.  DD&A expenses on a boe basis decreased 4% to $25.55 in Q2 2009 from $26.70 per boe in Q2 2008 and increased by 2% from $25.07 in Q1 2009.

Ceiling Test

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects.  When required the cash flows are estimated using expected future product prices and costs which are discounted using a risk-free interest rate.

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers as at June 30, 2009 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in a write down of the Canadian cost center or the U.S. cost center.

FOREIGN EXCHANGE

For the six months ended June 30, 2009, foreign exchange was a gain of $0.1 million compared to a loss of $1.2 million in the same period in 2008.

For the three months ended June 30, 2009, foreign exchange was a gain of $0.1 million compared to a loss of $1.0 million for Q2 2008 and a nominal amount in Q1 2009.

The foreign exchange sensitivity in note 9 of the financial statements indicates that for every $0.02 cent weakening of the Canadian dollar relative to the U.S. dollar, the benefit to the Trust is $0.1 million in pre-tax income; therefore, the weakening of the Canadian dollar relative to the U.S. dollar has had a positive impact on the Trust.

TAXES

For the six months ended June 30, 2009, the future income tax reduction was $13.8 million compared to the future income tax reduction of $12.3 million in the same period in 2008.

For the three months ended June 30, 2009, the future income tax reduction was $9.4 million compared to the future income tax reduction of $4.5 million in the same period in 2008.

The federal and provincial statutory rate was 29.2% at June 30, 2009 compared to an effective tax rate of 33.6%.  The primary reason for the variance in the effective tax rate and the statutory tax rate is the result of the non-deductible unit-based compensation and the difference between the U.S. and Canadian tax rates.

NET LOSS

For the six months ended June 30, 2009, the net loss was $22.9 million (loss of $0.37 per trust unit) compared to a loss of $13.8 million (loss of $0.22 per trust unit) for the same period in 2008.  The net loss during the year is mainly due to decreases in the prices for oil and natural gas.

For the three months ended June 30, 2009, the net loss was $14.4 million (loss of $0.23 per trust unit) compared to a loss of $11.9 million (loss of $0.19 per trust unit) in Q2 2008 and a net loss of $8.5 million (loss of $0.14 per trust unit) in Q1 2009.  The net loss during the quarter is mainly due to decreases in prices for oil and natural gas.

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL MEASURES
Management uses certain key performance indicators (“KPIs”) and industry bench marks such as cash flow netback, funds from operations, working capital and net debt to analyze financial performance.  Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for the Trust.  These KPIs and benchmarks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures presented by other entities.  All of the measures have been calculated on a basis that is consistent with previous disclosures.

Cash Flow Netback

Management uses cash flow netback to analyze operating performance.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the table below:

Cash Flow Netback (in thousand of Canadian dollars, except for per unit and per boe amounts)
	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Net loss	(14,383)	(11,855)	(22,881)	(13,762)
Future income taxes	(9,440)	(4,534)	(13,806)	(12,264)
Foreign exchange loss (gain)	(132)	780	(122)	1,092
Depletion, depreciation and accretion	23,390	24,537	47,031	49,392
Non-cash interest expense	472	640	897	1,380
Unit based compensation expense	974	530	2,149	1,979
Unrealized mark-to-market (gain) loss on commodity contracts	7,680	21,490	13,208	28,027
Funds from operations	8,561	31,588	26,476	55,844
Total volume (mboe)	915	919	1,813	1,910
Cash flow netback (non-GAAP) ($ per boe)	9.35	34.37	14.61	29.23

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Funds from Operations (in thousands of Canadian dollars)
	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Cash provided by operating activities	3,656	9,614	25,448	22,843
Changes in non-cash working capital items	4,560	21,540	353	32,354
Asset retirement costs incurred	345	434	675	647
Funds from operations	8,561	31,588	26,476	55,844

In Q2 2009, funds from operations decreased by 72% from Q2 2008.  The decrease in funds from operations is primarily the result of lower commodity prices realized.

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

DISTRIBUTIONS
On September 17, 2007 Enterra suspended its monthly distributions in order to redirect its cash flow to the repayment of its outstanding debt.  In June 2008, Enterra stated that it would extend the distribution suspension until at least November 2008 and that under the existing credit facility at the time, Enterra was restricted from paying distributions while it had its second-lien facility in place which was terminated at Enterra’s option in June 2009.  As a result, no distributions were paid in 2008 and 2009.

Enterra continues to assess how cash flows generated from operations are used.  In light of the current economic uncertainty, Enterra has deferred capital spending and has increased its cash position and reduced debt.  Enterra will maintain a conservative approach during the remainder of 2009 and assess how best to allocate cash between capital spending, debt repayment and distributions.

Enterra currently minimizes cash income taxes in corporate subsidiaries by maximizing deductions.  However, in future periods, there may be cash income taxes if deductions in the corporate entities are not sufficient to eliminate taxable income.  Taxability of Enterra was, until September 2007, passed on to unitholders in the form of taxable distributions.  Enterra anticipates that, commencing in 2011 new tax legislation that will subject the Trust to a tax in a manner similar to corporations will decrease the amount of cash available for distribution and thus reduce any potential cash distributions to unitholders.

CAPITAL EXPENDITURES

The following table represents the capital expenditures that were paid for with cash.

Capital Expenditures (in thousands of Canadian dollars except for percentages)
	Three months ended June 30			Six months ended June 30
	2009	2008	Change	2009	2008	Change
Capital expenditures	1,980	2,404	(18%)	7,797	11,778	(34%)
Capital expenditures to be recovered (1)	(1,177)	10,338	(111%)	2,225	10,338	(78%)
Amounts recovered under agreement	(2,780)	(913)	204%	(6,229)	(1,690)	269%
Total	(1,977)	11,829	(117%)	3,793	20,426	(81%)
(1)	Recovered under capital recovery agreement over 36 months after project completion.

During the six months ended June 30, 2009, Enterra’s net capital expenditures were $3.8 million, of which Enterra spent $7.8 million in total capital expenditures.  Expenditures in Canada totaled $3.0 million.  The major components of these expenditures include:
•	$0.4 million on land and seismic acquisition;
•	$1.6 million related to well, facility and other equipment maintenance and;
•	$1.0 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

The capital expenditures in the U.S. that Enterra is solely responsible for totaled $4.8 million of which the major expenditures include:
•	$4.3 million on acquisitions of land for future development in Oklahoma and;
•	$0.5 million on capital enhancements.

During the six months ended June 30, 2009, Enterra spent a total of $2.2 million related to a farmout and capital recovery agreement whereby the Trust recovers infrastructure costs incurred from a joint venture partner.  During Q2 2009, amounts originally classified as capital expenditures to be recovered were reclassified to joint venture accounts receivables.  Infrastructure costs incurred in the U.S. under the capital recovery agreement were billed to the joint venture partner as the projects had reached the necessary stage of completion and became recoverable over a three-year period as specified in the agreement.  Interest is charged on the outstanding balance at 12% per annum and during 2009 $1.7 million in interest was received under this agreement.

During the six months ended June 30, 2009, Enterra received a total of $6.2 million of principal repayments under the capital recovery agreement.

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

On July 28, 2009, Enterra acquired additional working interests in certain wells in the Oklahoma area from joint venture partners, other than Petroflow Energy Ltd.  The combined consideration for the transaction was cash and cash equivalents of US$6.0 million and 2.0 million trust units for approximately 270 boe per day of production at the time of acquisition.

Enterra accounts for its investment in its U.S. operations as a self-sustaining operation which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  The result of this revaluation is a change in the carrying value of the U.S. assets from period to period, which is not a result of capital additions or disposals.

Enterra has commitments for the following payments over the next five years:

Financial Instrument – Liability
(in thousands of Canadian dollars)	2009	2010	2011	2012 – 2013	Total
Bank indebtedness (1)	-	-	78,326	-	78,326
Interest on bank indebtedness (2)	662	1,324	662	-	2,648
Convertible debentures	-	-	80,329	40,000	120,329
Interest on convertible debentures	4,863	9,726	9,726	1,650	25,965
Accounts payable & accrued liabilities	23,317	-	-	-	23,317
Office leases (3)	1,171	1,585	2,118	900	5,774
Vehicle and other operating leases	204	51	-	-	255
Total obligations	30,217	12,686	171,161	42,550	256,614
(1)  Assumes the credit facilities are not renewed on June 25, 2010.
(2)  Assumes an interest rate of 1.69% (the rate on June 30, 2009).
(3)  Future office lease commitments may be reduced by sublease recoveries totaling $1.5 million.

LIQUIDITY & CAPITAL RESOURCES

As an oil and gas producer Enterra has a declining asset base and therefore relies on ongoing development activities and acquisitions to replace production and add additional reserves.  The Trust’s future oil and natural gas production is highly dependent on Enterra’s success in exploiting its asset base and acquiring or developing additional reserves.

Development activities and acquisitions may be funded internally through cash flow or through external sources such as debt or the issuance of equity.  To the extent that cash flow is used to finance these activities, the cash available to distribute to unit holders is affected.  The Trust finances its operations and capital activities primarily with funds generated from operating activities, but also through the issuance of trust units, debentures and borrowing from its credit facility.  The amount of equity Enterra raises through the issuance of trust units depends on many factors including projected cash needs, availability of funding through other sources, unit price and the state of the capital markets.  The Trust believes its sources of cash, including bank debt, will be sufficient to fund its operations and anticipated capital expenditure program in 2009.  Enterra’s ability to fund its operations will also depend on operating performance and is subject to commodity prices and other economic conditions which may be beyond its control.  The Trust will monitor commodity prices and adjust the 2009 capital expenditure program accordingly to stay within its means.  Should external sources of capital become limited or unavailable, the Trust’s ability to make the necessary development expenditures and acquisitions to maintain or expand Enterra’s asset base may be impaired.

Enterra’s improved cash position and available credit facility will enable the Trust to address the current economic uncertainties and management is confident in its ability to manage through this cycle. Management believes that funds from operations are sufficient to meet its 2009 capital expenditure program and make interest payments on all debt.  Although management’s objective is to further reduce debt, the Trust does have unused credit facilities available should an appropriate opportunity present itself.

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

Enterra’s capital structure at June 30, 2009 is as follows:

	June 30, 2009		December 31, 2008
Capitalization (in thousand of Canadian dollars except percentages)	Amount	%	Amount	%
Bank indebtedness	78,326	32%	95,466	47%
Working capital (1) excluding bank indebtedness	(29,815)	(12%)	(23,767)	(12%)
Long-term receivable	(11,727)	(5%)	(19,310)	(9%)
Net debt	36,784	15%	52,389	26%
Convertible debentures	114,315	47%	113,420	56%
Trust units issued, at market (2)	92,069	38%	38,341	18%
Total capitalization	243,168	100%	204,150	100%
(1)	Working capital excludes commodity contracts and future income taxes.
(2)	The weighted average price of Enterra’s trust units on June 30, 2009 was $1.47 per unit (December 31, 2008 – $0.62 per unit).

Bank Indebtedness

At June 30, 2009, the Trust’s bank indebtedness was $78.3 million a decrease of $17.2 million from $95.5 million at December 31, 2008.  The Trust has credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a borrowing capacity of $110.0 million.  The second-lien facility was undrawn and was cancelled in June 2009 at Enterra’s option.

Enterra monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Enterra is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

	As at
(in thousands of Canadian dollars except for ratios)	June 30, 2009	December 31, 2008
Interest coverage (1):
Cash flow over the prior four quarters	85,759	116,911
Interest expenses over the prior four quarters	14,213	18,088
Interest coverage ratio	6.03 : 1.00	6.46 : 1.00
(1)	Note these amounts are defined terms within the credit agreements.

Working Capital

The working capital deficiency has decreased from the beginning of the year due to Enterra’s reduction in expenditures and focus on debt reduction during 2009.

Enterra’s working capital excluding bank indebtedness increased by $6.0 million mainly due to an increase in prepaid expenses of $0.1 million and a decrease in accounts payable of $14.6 million which were offset by a decrease in accounts receivable of $8.1 million and an decrease in cash of $0.6 million.

	As at
Working Capital (in thousands of Canadian dollars)	June 30, 2009	December 31, 2008
Working capital (deficiency)(1)	(48,511)	(71,699)
Working capital(1) excluding bank indebtedness	29,815	23,767
(1)	Working capital excludes commodity contracts and future income taxes.

Long-term Receivable

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“JV Partner”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Partner pays 100% of the drilling and completion costs to earn 70% of Enterra’s interest in the well and Enterra is required to pay 100% of the infrastructure costs to support these wells, such as pipelines and salt water disposal

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

wells.  The infrastructure costs paid by Enterra are recoverable from JV Partner over three years with interest charged at a rate of 12% per annum.  Infrastructure costs paid by Enterra are accounted for as a capital lease, therefore, the capital costs incurred are not included in property, plant and equipment but are recorded as current and long-term receivables.  The interest income on the long-term receivables is recorded as a reduction in interest expense.  A director of Enterra owns approximately 2% of the outstanding shares of JV Partner.  As at June 30, 2009, a total of $24.7 million, split between $13.0 million of current receivables and $11.7 million of long-term receivables (December 31, 2008 – $10.8 million and $19.3 million, respectively), relate to infrastructure costs incurred by Enterra on behalf of JV Partner that are due from JV Partner.

For the six months ended June 30, 2009, $1.7 million of interest income was earned on the long-term receivables from JV Partner (six months ended June 30, 2008 – $1.2 million) and $6.2 million of principal payments have been received (six months ended June 30, 2008 – $1.7 million).  For the six months ended June 30, 2009, $2.2 million in capital expenditures are expected to be recovered under the farm-out agreement (six months ended June 30, 2008 – $10.3 million).

For the three months ended June 30, 2009, $0.8 million of interest income was earned on the long-term receivables from JV Partner (Q2 2008 – $0.5 million) and $2.8 million of principal payments have been received (Q2 2008 – $0.9 million).  For Q2 2009, approximately $1.2 million originally classified as capital expenditures to be recovered were reclassified to joint venture accounts receivables (Q2 2008 – $10.3 million in capital expenditures to be recovered).

Convertible Debentures

As at June 30, 2009, Enterra had $114.3 million of convertible debentures outstanding with a face value of $120.3 million.  The debentures have the following conversion prices:
•	ENT.DB – $9.25. Each $1,000 principal amount of ENT.DB debentures is convertible into approximately 108.108 Enterra trust units. Mature on December 31, 2011.
•	ENT.DB.A – $6.80. Each $1,000 principal amount of ENT.DB.A debentures is convertible into approximately 147.059 Enterra trust units. Mature on June 30, 2012.

As at June 30, 2009, Enterra has issued capital of 62.5 million trust units outstanding.  If all the outstanding convertible debentures were converted into units, a total of 77.1 million trust units would be outstanding.

TRUST UNIT INFORMATION

The Trust is capitalized through a combination of trust units and convertible debt.  The Trust also has a unit option plan, restricted unit plan, performance unit plan and warrants to purchase trust units outstanding.  The following table outlines outstanding equity instruments:

Outstanding Unit Data as at	August 14, 2009	June 30, 2009	December 31, 2008
Trust units	64,534,028	62,525,013	62,158,987
Trust unit options	962,000	962,000	1,042,000
Restricted units	2,047,134	1,983,399	2,279,786
Performance units	168,893	173,135	174,398
8.0% Convertible debentures ($1,000 per debenture)	80,274	80,329	80,331
8.25% Convertible debentures ($1,000 per debenture)	39,976	40,000	40,000

ENVIRONMENTAL AND CLIMATE CHANGE RISK

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government.  Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations.  Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate, become material.

Q2 2009

ENTERRA ENERGY TRUST
MANAGEMENT DISCUSSION AND ANALYSIS

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the quarter ended June 30, 2009 or the year to date that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CHANGES IN ACCOUNTING POLICIES

New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted.  The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred as well as require valuing all assets and liabilities and measuring consideration paid at the closing date.  The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed.  Enterra has not yet determined the impact on the financial position, results of operations or cash flows. Enterra has not determined if it will adopt this standard earlier than the required date.

International Financial Reporting Standards

In 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.  This change in GAAP will be effective for years beginning January 1, 2011.

In December 2007, the SEC announced that the U.S. GAAP reconciliations requirement will be waived for Foreign Private Issuers who file financial statements prepared in accordance with IFRS.

Enterra has commenced the process to transition from current Canadian GAAP to IFRS.  It has established a project plan and a project team.  The Trust has appointed internal staff to lead the conversion project along with sponsorship from the senior leadership team to manage this transition and to ensure successful implementation within the required timeframe.

The project plan consists of three phases: initiation, detailed assessment and design and implementation.  Enterra has completed the first phase, which involved the development of a detailed timeline for assessing resources and training and the completion of a high level review of the major differences between current Canadian GAAP and IFRS.  Discussions with Enterra’s external auditors have commenced and will continue throughout the subsequent phases.  Regular reporting is provided to senior management and to the Audit Committee of the Board of Directors.

Enterra is currently engaged in the detailed assessment and design phase of the project.  The detailed assessment and design phase involves a comprehensive analysis of the impact of the IFRS differences identified in the initial scoping assessment.  In addition, an initial evaluation of IFRS 1 transition exemptions and an analysis of financial systems have been completed.

During the implementation phase, Enterra will execute the required changes to business processes, financial systems, accounting policies, disclosure controls and internal controls over financial reporting.  The Trust will provide disclosures of key elements of its plan and progress on the project as the information becomes available during the transition period.

CRITICAL ACCOUNTING ESTIMATES

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust’s financial and operating results incorporate certain estimates including:
•	estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;
•	estimated capital expenditures on projects that are in progress;
•	estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices;
•	estimated value of of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and
•	estimated future recoverable value of property, plant and equipment.

The Trust has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.  Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Enterra leadership team’s mandate includes ongoing development of procedures, standards and systems to allow Enterra staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust’s environmental, health and safety policies.

ADDITIONAL INFORMATION

Additional information relating to Enterra Energy Trust can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.enterraenergy.com.

GLOSSARY
AECO	a storage and pricing hub for Canadian natural gas market	mcf per day	thousands of cubic feet of natural gas per day
bbl or bbls	barrels of oil	mmbtu	millions of British Thermal Units
bbls per day	barrels of oil per day	mmbtu per day	millions of British Thermal Units per day
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	mmcf	millions of cubic feet of natural gas
boe per day	barrels of oil equivalent per day	Mwh	megawatt-hour
Cdn$	Canadian dollars	NGL	natural gas liquids (ethane, propane, butane and condensate)
FD&A	Finding Development & Acquisition Costs	NI 51-101	National Instrument 51-101
FDC	Future Development Costs	NYMEX	New York Mercantile Exchange
GAAP	Canadian Generally Accepted Accounting Principles	Q1	first quarter of the year - January 1 to March 31
GJ	Gigajoule	Q2	second quarter of the year - April 1 to June 30
GORR	Gross overriding royalty	Q3	third quarter of the year - July 1 to September 30
LNG	Liquefied Natural Gas	Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil	US$	United States dollars
mboe	thousands of barrels of oil equivalent	WTI	West Texas Intermediate (oil reference price)
mcf	thousand cubic feet of natural gas

Q2 2009